Exhibit 99.1

OKYO Pharma CEO Interview to Air on Bloomberg TV

London and New York, NY, August 23, 2024 – OKYO Pharma Limited (NASDAQ: OKYO), a clinical-stage biopharmaceutical company developing innovative ocular therapies for the treatment of inflammatory dry eye disease (DED), a multi-billion-dollar market, and anterior ocular segment diseases including neuropathic corneal pain (NCP), an ocular condition associated with pain but without an FDA approved therapy, announced today an interview with its CEO, Dr Gary S. Jacob will air on The RedChip Small Stocks, Big Money™ show on Bloomberg TV, this Saturday, August 24, at 7 p.m. Eastern Time (ET). Bloomberg TV is available in an estimated 73 million homes across the U.S.

In an exclusive interview, Gary S. Jacob, PhD, CEO of OKYO Pharma, appears on the RedChip Small Stocks Big Money™ show on Bloomberg TV to provide a corporate update. OKYO is a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of Dry Eye Disease (DED) and Neuropathic Corneal Pain (NCP), two areas with significant unmet medical needs. Leveraging a unique lipid-conjugated chemerin peptide, OKYO’s lead candidate, OK-101, is designed to address inflammation and pain more effectively than current treatments. The recent Phase 2 trial for DED demonstrated notable improvements in both symptoms and signs within just 15 days, with a favorable safety profile and no drug-related serious adverse events. Moreover, OK-101 also offers a significant opportunity to treat the ocular disease called NCP, with no FDA approved drug to treat patients suffering from this acute, chronic, ocular condition. OKYO’s robust patent protection through at least 2039, plus an experienced management team, with proven success in clinical development thru FDA approval, underscore its strong positioning for future growth in ophthalmology therapeutics.

A replay will be available in the Investor media section of the Company’s website https://okyopharma.com/media/

About OK-101

OK-101 is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response. OK-101 was developed using a membrane-anchored-peptide technology to produce a novel long-acting drug candidate for treating dry eye disease. OK-101 has been shown to produce anti-inflammatory and pain-reducing efficacy signals in mouse models of dry eye disease and corneal neuropathic pain (NCP), respectively, and is designed to combat washout through the inclusion of the lipid anchor built into the drug molecule to enhance the residence time of OK-101 within the ocular environment. OK-101 recently showed statistical significance in multiple endpoints in a recently completed Phase 2, multi-center, double-blind, placebo-controlled trial of OK-101 to treat DED.

About OKYO

OKYO Pharma Limited (NASDAQ: OKYO) is a clinical stage biopharmaceutical company developing innovative therapies for the treatment of DED and NCP, with ordinary shares listed for trading on the NASDAQ Capital Market. OKYO is focused on the discovery and development of novel molecules to treat inflammatory DED and ocular pain. In addition to the recently completed Phase 2 DED trial, OKYO also has plans underway for the opening of a Phase 2 trial for OK-101 to treat NCP in patients with this debilitating condition. For further information, please visit www.okyopharma.com.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	917-497-7560

Business Development & Investor Relations	Paul Spencer	+44 (0)20 7495 2379